PUBLIC

18001281

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48557

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **1st DISCOUNT BROKERAGE, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8927 HYPOLUXO ROAD, SUITE A5
(No. and Street)

LAKE WORTH	**FL**	**33467**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AILEEN GALLAGHER **561-515-3200**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM CORLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or 1ST DISCOUNT BROKERAGE, INC., as of DECEMBER 31, 2017 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Public Notary

Gregory Anderson

Gregory Anderson
Notary Public
State of Florida
My Commission Expires 12/12/2021
Commission No. GG 167387

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1 DB FINANCIAL, INC.)

FINANCIAL STATEMENT
FOR THE YEAR ENDED

DECEMBER 31, 2017

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of 1st Discount Brokerage, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 1st Discount Brokerage, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of 1st Discount Brokerage, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of 1st Discount Brokerage, Inc.'s management. Our responsibility is to express an opinion on 1st Discount Brokerage, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to 1st Discount Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as 1st Discount Brokerage, Inc.'s auditor since 2012.

Maitland, Florida

March 13, 2018

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1 DB FINANCIAL, INC.)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017

Assets

Cash and cash equivalents	$	126,105
Clearing deposits with clearing brokers		250,290
Due from clearing brokers		168,236
Accounts receivable		46,991
Prepaid expenses and other current assets		16,048
Securities purchased, not yet sold		14,906
Property and equipment, net of depreciation of $97,573		8,734
Intangible asset-client list,net of amortization of $5,000		25,000
Other non-current assets		9,000
	$	665,310

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	130,412
Accounts payable		122,460
Accrued expenses		56,047
Total liabilities	$	308,919
Stockholder's equity:		
Common stock, no par value, 100,000 shares authorized, 1,250 shares issued and outstanding		1,322,496
Retained earnings (deficit)		(966,105)
Total stockholder's equity		356,391
	$	665,310

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

1st Discount Brokerage, Inc. (the "Company"), (a wholly-owned subsidiary of 1DB Financial, Inc.) was incorporated on July 14, 1995 in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company became a wholly-owned subsidiary of 1 DB Financial, Inc. (the "Parent"), as of February 25, 1999.

The Company's main office is in Lake Worth, Florida and the Company operates independent branch offices throughout the United States. The Company's main sources of revenue are derived from securities brokerage transactions and fees as a registered investment advisor. The Company is an introducing broker-dealer and clears its trades through Apex Clearing Corporation (the "Clearing Broker").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposits with clearing brokers - Cash deposits with clearing broker consist of funds on deposit with the Clearing Broker pursuant to the Company's clearing agreement. The agreement requires the Company to maintain a minimum clearing deposit of $250,000, based on the Company having only U.S. customers and executing trades exclusively through Apex Clearing. At December 31, 2017, the Company had $250,290 in the clearing deposit account, the difference representing earnings on the money on deposit. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company will be required to maintain the cash on deposit.

Due from clearing broker and commissions receivable - Due from clearing broker and commissions receivable represents monies due the Company from the Clearing Broker through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from two to seven years.

Securities transactions - Principal securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Commissions from customers' securities transactions are recorded on a trade date basis.

Investment banking fees – Investment banking fees are recorded when services for the transaction are determined to be completed, generally as set forth under the terms of the agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset management fees – Fees are recorded and recognized in the period in which the services are provided.

Selling concessions – Revenue generated from sales of mutual funds, variable products, fixed products and direct participation programs are recorded when earned on a trade date basis.

Interest Rebates – Received from Clearing Firm and recorded when earned.

Admin Fees – Customer fees that are recorded when earned.

Other income – Other income includes administrative fees for client services and other miscellaneous items and is recognized as earned.

Income taxes - The Company and its Parent are included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years except as described in Note 6.

The Company recognizes deferred tax assets to the extent that management believes that these assets are more likely than not to be realized. In making such a determination, management assesses the available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations, to estimate whether sufficient future taxable income will be generated to permit use of existing deferred tax assets.

It is the Company's policy to recognize any interest and penalties in the provision for taxes. The federal and state income tax returns of the company for 2016, 2015, and 2014 are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Fair value of financial instruments - All of the Company's financial instruments are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value. See Note 4 for further discussion.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently issued accounting pronouncements - In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers . The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases - (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

3. RELATED PARTY TRANSACTIONS

Parent company transactions - The Company shares offices with its Parent. The Company pays all of its own expenses; the Parent is not responsible for any of the Company expenses.

4. FAIR VALUE MEASUREMENTS

The Company has certain investments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

	Fair Value Measurement at Reporting Date Using Description			
	12/31/2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned, not yet sold	$ 14,906	$	$ 14,906	$

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2017:

Equipment, furniture and software	47,925
Leasehold improvements	35,881
Internet Set-Up and Other	22,500
Less: Accumulated depreciation	(97,572)
	$ 8,734

Depreciation expense was $6,911 for the year ended December 31, 2017.

6. INCOME TAX EXPENSE/BENEFIT

The Company has available net operating loss and other carryforwards totaling approximately $2,267,000 at December 31, 2017, to reduce future tax of the parent and other subsidiaries of which $1,410,000 has been/is eliminated in the consolidation process. The carryforwards will begin to expire in the year 2030.Management believes that it is more likely than not that the benefit from these net operating losses and other carryforwards will not be realized.

7. COMMITMENTS AND CONTINGENCIES

On January 5, 2010, the Company entered into a lease for its administrative offices effective April 2010. The lease was for a term of five (5) years and the space totals 1,440 square feet. In March 2015 the lease was renewed for an additional 3 years and terminates April 30, 2018. The base rent of $32,144 for the first year increased to $33,387 for the year beginning 5/1/2016 and increased to $34,388 for the year beginning 5/1/2017. Operating expenses are charged in addition to the base rent.

Rent expense, including storage expense and rental of telephone equipment, for the year ended December 31, 2017 was $62,513.

Minimum basic rent payments inclusive of sales tax, excluding operating/common area maintenance, for the next year is as follows:

2018	$12,242
	$12,242

In 2007 1DB was sued by a terminated registered representative alleging unfair, deceptive commercial practices in violation of good faith and fair dealing. Arbitration was held the week of August 7, 2017. An award was rendered by the FINRA arbitration panel on October 3, 2017, denying the plaintiff's claims in their entirety. On December 30, 2017, the plaintiff purported to move the Federal District Court to vacate the Award, but the motion was not properly served nor timely filed.

7. COMMITMENTS AND CONTINGENCIES (continued)

The Company received a demand letter dated February 12, 2014 claiming that a registered representative of the Company, who was terminated in December 2008, stole money from alleged customers. Independent legal counsel advised the Company that it is too early to form an opinion whether an adverse result is either "probable" or "remote", however, there are several initial problems presented for these customers in proving their case. No claims have been filed to date against 1DB.

The Company maintains cash balances at a large national bank, which is insured by the Federal Deposit Insurance Corporation up to $250,000. The balances may exceed that amount at any time. However, management does not believe the money to be at risk.

The Company maintains accounts at its Clearing Broker. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $250,000 for cash) by the Securities Investor Protection Corporation. The balances may exceed these amounts at any given time, but management believes the money to not be at risk.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, The Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2017, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

9. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($308,919 at December 31, 2017) or $100,000. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2017, the net capital, as computed, was $241,667. Consequently, the Company had excess net capital of $141,667. At December 31, 2017, the percentage of aggregate indebtedness to net capital was approximately 127.83% versus an allowable percentage of 1500%.

10. RECONCILIATION OF NET CAPITAL

There were no differences in the net capital computation shown on the Company's December 31, 2017 FOCUS IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1.

11. SUBSEQUENT EVENTS

In preparing these financial statements, the Management of the Company has evaluated events and transactions for potential recognition or disclosure through March 13, 2018, the date the financial statements were available to be issued.